FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2003

GEMPLUS INTERNATIONAL S.A.

(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.

(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X            Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes                No      X

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date:	December 23, 2003

		By:	/s/ Yves Guillaumot Name: Yves Guillaumot Title: Chief Financial Officer

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

Item 1. Financial Statements

Condensed Consolidated Statements of Income

	(In thousands of euros, except share and per share data)

	Three months ended		Nine months ended

	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002

	(unaudited)		(unaudited)
Net sales	189,974	205,612	516,594	591,942
Cost of sales	(135,603)	(145,103)	(376,732)	(446,889)
Gross Profit	54,371	60,509	139,862	145,053
Research and development expenses	(15,850)	(21,698)	(52,979)	(72,200)
Selling and marketing expenses	(23,230)	(24,752)	(73,692)	(85,340)
General and administrative expenses	(15,264)	(20,580)	(54,411)	(65,612)
Goodwill amortization	(1,969)	(22,953)	(31,135)	(36,331)
Restructuring expenses	(7,242)	(8,284)	(52,701)	(70,737)
Operating loss	(9,184)	(37,758)	(125,056)	(185,167)
Financial income (expense), net	1,649	2,464	6,984	(55,026)
Other expense, net	(4,566)	(5,590)	(11,552)	(15,134)
Loss before taxes	(12,101)	(40,884)	(129,624)	(255,327)
Income taxes (provision) benefit	(950)	2,300	(3,717)	31,213

Net loss	(13,051)	(38,584)	(133,341)	(224,114)

Net loss per share
Basic	(0.02)	(0.06)	(0.22)	(0.37)
Diluted	(0.02)	(0.06)	(0.22)	(0.37)
Shares used in net loss per share calculation
Basic	605,614,830	606,349,540	605,643,561	606,252,885
Diluted	605,614,830	606,349,540	605,643,561	606,252,885

Note: In filings with the Commission des Opérations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 10.

The accompanying notes are an integral part of these condensed financial statements	2

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

Condensed Consolidated Balance Sheets

	(in thousands of euros)

	September 30,	December 31,
	2003	2002

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	356,550	417,226
Trade accounts receivable, net	143,242	144,913
Inventory, net	109,621	96,513
Other current assets	95,468	93,482
Total current assets	704,881	752,134
Non-current assets:
Property, plant and equipment, net	187,558	216,944
Goodwill, net	41,243	73,187
Other non-current assets	138,553	175,491
Total non-current assets	367,354	465,622

Total assets	1,072,235	1,217,756

Liabilities
Current liabilities:
Accounts payable	76,066	80,256
Accrued liabilities and other	161,230	159,530
Current obligations under capital leases	5,899	6,098
Total current liabilities	243,195	245,884
Non-current liabilities:
Long-term obligations under capital leases	40,427	42,540
Other non-current liabilities	56,026	53,714
Total non-current liabilities	96,453	96,254
Minority interest	12,787	15,167
Shareholders’ equity
Ordinary shares	127,787	127,644
Paid in capital	1,028,777	1,028,920
Retained earnings	(436,454)	(210,358)
Other comprehensive income	1,765	8,571
Less, cost of treasury shares	(2,075)	(94,326)
Total shareholders’ equity	719,800	860,451

Total liabilities and shareholders’ equity	1,072,235	1,217,756

The accompanying notes are an integral part of these condensed financial statements	3

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

Condensed Consolidated Statements of Cash Flows

	(in thousands of euros)

	Nine month ended September, 30

	2003	2002

	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(133,341)	(224,114)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	76,603	93,287
Change in other non-current liabilities	(2,670)	(594)
Gain on assets sold	454	3,848
Provision for income taxes	(341)	(31,213)
Other, net	12,335	1,080
Changes in operating assets and liabilities:
Trade accounts receivable and related current liabilities	1,439	28,709
Trade accounts payable and related current assets	4,780	(20,576)
Inventories	(13,436)	17,888
Value-added and taxes	4,876	(3,240)
Other, net	(3,200)	(13,391)
Restructuring reserve	1,926	40,795
Litigation expenses	—	(18,120)
Management severance expenses	—	(10,629)
Provision for a loan to the former Chairman of the Board	—	66,938

Net cash used in operating activities	(50,575)	(69,332)
Cash flows from investing activities:
Sale / (Purchase) of activities net of cash disposed / (acquired)	114	—
Other investments	(880)	(13,901)
Purchase of property, plant and equipment	(9,378)	(31,919)
Purchase of other assets	(1,150)	(2,249)
Change in non-trade accounts payable and other current assets	(827)	3,565

Net cash used in investing activities	(12,121)	(44,504)
Cash flows from financing activities:
Proceeds from exercise of share options	—	1,657
Proceeds from minority contribution	—	367
Payments on long-term borrowings	—	(102)
Proceeds from sale-leaseback operations	—	15,962
Principal payments on obligations under capital leases	(2,347)	(2,625)
Increase (decrease) in bank overdrafts	1,691	(3,906)
Dividends paid by subsidiaries to minority shareholders	(2,627)	(5,002)
Change in treasury shares	—	(617)
Interest receivable on loans to senior management	—	(1,706)

Net cash provided by (used in) financing activities	(3,283)	4,028
Effect of exchange rate changes on cash	5,303	19,922
Net increase (decrease) in cash and cash equivalents	(65,979)	(109,808)
Cash and cash equivalents, beginning of period	417,226	490,652

Cash and cash equivalents, end of period	356,550	400,766

The accompanying notes are an integral part of these condensed financial statements	4

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

Consolidated Statement of Changes in Shareholders’ Equity

	(in thousands of euros, except number of shares)

			Additional			Other
	Number	Share	paid-in	Retained	Net	comprehensive	Treasury
	of shares	value	capital	earnings	loss	income	shares	Total

Balance at December 31, 2002	637,859,088	127,644	1,028,920	110,533	(320,891)	8,571	(94,326)	860,451
Allocation of prior year earnings	—	—	—	(320,891)	320,891	—	—	—
Net loss	—	—	—	—	(133,341)	—	—	(133,341)
Contribution of Gemplus SA shares to Gemplus International SA	—	143	(143)	—	—	—	—	—
Cancellation of treasury shares	(30,743,679)	—	—	(92,756)	—	—	92,756	—
Purchase of 517,157 shares of treasury shares	—	—	—	—	—	—	(505)	(505)
Change in other comprehensive income	—	—	—	—	—	(6,806)	—	(6,806)

Balance at September 30, 2003 (unaudited)	607,115,409	127,787	1,028,777	(303,114)	(133,341)	1,765	(2,075)	719,800

The accompanying notes are an integral part of these condensed financial statements	5

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

Notes to the Condensed Consolidated Financial Statements

1/ Basis of presentation and accounting policies

These unaudited interim financial statements prepared in accordance with International Accounting Standards (IAS), reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly, in all material respects, the financial position of Gemplus International S.A. (the “Company”) and its subsidiaries as of September 30, 2003, and the results of operations for the three-month and nine-month periods ended September 30, 2003 and 2002. All material intercompany balances have been eliminated. Because all of the disclosures required by IAS are not included, these interim statements should be read in conjunction with the audited financial statements and accompanying notes in the Company’s annual report for the year ended December 31, 2002. The year-end condensed balance sheet data was derived from the audited financial statements and does not include all of the disclosures required by generally accepted accounting principles. The statements of operations for the periods presented are not necessarily indicative of results to be expected for any future period, nor for the entire year.

2/ Inventories

Inventories are stated at the lower of cost or net realizable value, with cost being determined principally on the weighted average cost basis.

Inventory consists of the following:

	(in thousands of euros)

	September 30,	December 31,
	2003	2002

	(unaudited)
Raw materials and supplies	35,764	34,098
Work-in-process	65,737	67,883
Finished goods	14,541	8,901

Inventory, gross	116,042	110,882

Less, inventory allowance	(6,421)	(14,369)

Inventory, net	109,621	96,513

3/ Common control transactions

As at September 30, 2003, certain shares of Gemplus S.A. held mainly by employees have not yet been contributed to Gemplus International S.A. for administrative and legal reasons. The total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 3,578,000 shares, representing 0.59 % of the shareholdings of Gemplus International S.A., which in total was represented by 607,115,409 shares outstanding as at September 30, 2003.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

4/ Net loss per share

A reconciliation of the numerator and denominator of basic and diluted net income per share is provided in the following table:

	(in thousands of euros, except shares data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

		(unaudited)
Basic and diluted net loss (numerator)	(13,051)	(38,584)	(133,341)	(224,114)

Shares used in basic net loss per share calculation:

Weighted average number of common shares outstanding	607,115,409	637,842,005	615,655,320	639,266,869
Weighted average number of treasury shares	(1,500,579)	(31,492,465)	(10,011,759)	(33,013,984)

Weighted average number of common shares outstanding	605,614,830	606,349,540	605,643,561	606,252,885

Dilutive effect of stock options	5,973,503	112,027	2,904,629	1,713,784
Dilutive effect of warrants	—	—	—	37,431

Weighted average diluted number of shares outstanding	611,588,333	606,461,567	608,548,190	608,004,100

Shares used in diluted net loss per share	605,614,830	606,349,540	605,643,561	606,252,885

Basic net loss per share	(0.02)	(0.06)	(0.22)	(0.37)
Diluted net loss per share	(0.02)	(0.06)	(0.22)	(0.37)

5/ Segment reporting

The Company operates in primarily two operating segments, Telecommunications segment and Financial Services and Security segment.

The Telecommunications segment includes the Company’s wireless solutions, as well as prepaid telephone cards and other products.

The Financial Services and Security segment includes systems and services based on chip card technology in areas such as financial services, identification, health care, corporate security, loyalty programs, transportation access, pay-television applications, e-business security activities as well as magnetic stripe plastic cards for banking applications. The Company’s activities in this segment also include the sales of smart card readers to customers as well as smart card interfacing technologies to device manufacturers.

These two segments have a different customer base, and each of them has separate financial information available. The management evaluates these segments regularly, decides how to allocate resources and assesses performance. The Company’s management makes decisions about resources to be allocated to the segments and assesses their performance using revenues and gross margins. The Company does not identify or allocate assets to the operating or geographic segments nor does management evaluate the segments on this criterion on a regular basis.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

The following tables present selected data for the three-month and nine-month periods ended September 30, 2003 and 2002:

	(in thousands of euros)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

	(unaudited)		(unaudited)
Net sales
Telecommunications	132,296	139,852	366,244	403,015
Financial Services and Security	57,678	65,760	150,351	188,927

Net sales	189,974	205,612	516,594	591,942

Gross profit
Telecommunications	39,699	45,101	109,159	111,564
Financial Services and Security	14,672	15,408	30,703	33,489

Gross profit	54,371	60,509	139,862	145,053

Research and development expenses	(15,850)	(21,698)	(52,979)	(72,200)
Selling and marketing expenses	(23,230)	(24,752)	(73,692)	(85,340)
General and administrative expenses	(15,264)	(20,580)	(54,411)	(65,612)
Goodwill amortization	(1,969)	(22,953)	(31,135)	(36,331)
Restructuring expenses	(7,242)	(8,284)	(52,701)	(70,737)

Operating loss	(9,184)	(37,758)	(125,056)	(185,167)

Note:

In filings with the Commission des Opérations de Bourse and its annual report to shareholders, the Company has included goodwill amortization below operating income. See Note 10.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

The following is a summary of sales by geographic area for the three-month and nine-month periods ended September 30, 2003 and 2002:

		(in thousands of euros)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

	(unaudited)		(unaudited)
Europe, Middle East, Africa	97,957	110,412	277,301	306,300
Asia	50,868	52,782	130,342	160,248
Americas	41,149	42,418	108,950	125,394

Net sales	189,974	205,612	516,594	591,942

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

6/ Ordinary shares

As mentioned in Note 3, as at September 30, 2003, the total amount of shares to be issued by Gemplus International S.A. upon the contribution of Gemplus S.A. shares amounted to 3,578,000 shares, representing 0.59 % of the shareholdings of Gemplus International S.A., which in total was represented by 607,115,409 shares outstanding as at September 30, 2003.

In March 2003, pursuant to the Extraordinary General Meeting of shareholders held on April 17, 2002, the Company cancelled 30,743,679 shares transferred by one of its indirect subsidiaries. These shares were previously received by this indirect subsidiary in reimbursement of the loans granted in 2000 and 2001 to Mr. Perez, the Company’s former Chief Executive Officer.

In addition, the Company purchased 517,157 shares of its outstanding common stock from different former Celocom Limited employees pursuant to the conditions stipulated in the 2000 Celocom Limited share purchase agreement.

7/ Restructuring

In addition to the restructuring program that was implemented in the second quarter of 2001 (the “first restructuring program”), the Company announced two further restructuring and rationalization programs in 2002, on February 6 (the “second restructuring program”), and on December 9 (the “third restructuring program”).

The Company recorded a total pre-tax restructuring net charge of € 7,242 thousand in the Consolidated Statement of Income for the third quarter of 2003, mainly related to the third restructuring program.

First restructuring program (announced on May 2, 2001)

During the third quarter 2003, the Company did not record any additional restructuring charge with respect to the first restructuring program. The remaining reserve, linked to ongoing rents for closed sites, will be utilized on several accounting periods.

Second restructuring program (announced on February 6, 2002)

During the third quarter 2003, the Company did not record any significant additional restructuring charge with respect to the second restructuring program. At the end of the third quarter 2003, the second restructuring program was nearly completed with a total headcount reduction of 1,161. The remaining reserve, linked to ongoing rents for closed sites and accompanying measures for former employees, will be utilized on several accounting periods.

Third restructuring program (announced on December 9, 2002)

During the third quarter, the Company recorded a € 7,210 thousand restructuring net charge with respect to the third restructuring program. The reduction of the workforce was of 500 employees in the third quarter of 2003, mainly in September. At the end of the third quarter, total downsizing equals 664 employees.

The third restructuring plan is expected to cost approximately € 82 million in regards to a reduction of workforce of approximately 1,100 employees and a rationalization of production sites, offices and facilities on a worldwide basis.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

Restructuring activity at the end of September 2003 was as follows:

—	First restructuring program:

	(in thousands of euros)

	Reduction
	of workforce	Non-cash
	and other	write-offs
First restructuring program	cash outflows	of assets	Total

2001 restructuring charge	22,022	6,444	28,466

Amounts utilized in 2001	(15,466)
Exchange rate differences	(379)
Restructuring reserve as at December 31, 2001	6,177

2002 restructuring charge	1,514	—	1,514
Amounts utilized in 2002	(5,492)
Exchange rate differences	(141)
Restructuring reserve as at December 31, 2002	2,058

First quarter 2003 restructuring charge	—	—	—
Amounts utilized in first quarter 2003	(489)
Exchange rate differences	(35)
Restructuring reserve as at March 31, 2003	1,534

Second quarter 2003 restructuring charge	—	—	—
Amounts utilized in second quarter 2003	(249)
Exchange rate differences	(57)
Restructuring reserve as at June 30, 2003	1,228

Third quarter 2003 restructuring charge	—	—	—
Amounts utilized in third quarter 2003	(125)
Exchange rate differences	—
Restructuring reserve as at September 30, 2003	1,103

—	Second restructuring program:

	(in thousands of euros)

	Reduction
	of workforce	Non-cash
	and other	write-offs
Second restructuring program	cash outflows	of assets	Total

2002 restructuring charge	66,919	13,889	80,808
Amounts utilized in 2002	(27,446)
Exchange rate differences	(868)
Restructuring reserve as at December 31, 2002	38,605

First quarter 2003 restructuring charge	269	—	269
Amounts utilized in first quarter 2003	(14,229)
Exchange rate differences	(187)
Restructuring reserve as at March 31, 2003	24,458

Second quarter 2003 restructuring charge	—	—	—
Amounts utilized in second quarter 2003	(9,033)
Exchange rate differences	(348)
Restructuring reserve as at June 30, 2003	15,077

Third quarter 2003 restructuring charge	32	—	32
Amounts utilized in third quarter 2003	(2,995)
Exchange rate differences	(13)
Restructuring reserve as at September 30, 2003	12,101

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

—	Third restructuring program:

	(in thousands of euros)

	Reduction
	of workforce	Non-cash
	and other	write-offs
Third restructuring program	cash outflows	of assets	Total

2002 restructuring charge	755	6,926	7,681
Amounts utilized in 2002	(443)
Exchange rate differences	—
Restructuring reserve as at December 31, 2002	312

First quarter 2003 restructuring charge	2,930	—	2,930
Amounts utilized in first quarter 2003	(1,231)
Exchange rate differences	(12)
Restructuring reserve as at March 31, 2003	1,999

Second quarter 2003 restructuring charge	39,791	5,024	44,815
Release of unused provision	—	(2,555)	(2,555)
Amounts utilized in second quarter 2003	(2,653)
Exchange rate differences	(21)
Restructuring reserve as at June 30, 2003	39,116

Third quarter 2003 restructuring charge	4,480	2,730	7,210
Amounts utilized in third quarter 2003	(14,043)
Exchange rate differences	(10)
Restructuring reserve as at September 30, 2003	29,543

—	Total restructuring activity:

	(in thousands of euros)

	Reduction
	of workforce	Non-cash
	and other	write-offs
Third restructuring program	cash outflows	of assets	Total
Total restructuring charge first quarter 2003	3,199	—	3,199
Total restructuring charge second quarter 2003	39,791	2,469	42,260
Total restructuring charge third quarter 2003	4,512	2,730	7,242

Total restructuring charge as at September 30, 2003 (nine months period)	47,502	5,199	52,701

Total restructuring charge 2002 (twelve months period)	69,188	20,815	90,003

Total Restructuring reserve as at September 30, 2003	42,747	—	—

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

8/ Comprehensive income

Certain items defined as other comprehensive income, such as foreign currency translation adjustments, are reported separately from retained earnings and additional paid-in-capital in the shareholders’ equity section of the balance sheets.

The components of cumulative other comprehensive income in the shareholders’ equity section of the balance sheets as at September 30, 2003 and December 31, 2002, respectively, were as follows:

	(in thousands of euros)

	September 30,	December 31,
	2003	2002

	(unaudited)
Cumulative translation adjustment	(339)	1,873
Net unrealized gain on hedging instruments qualifying as effective	2,104	6,698

Cumulative other comprehensive income	1,765	8,571

The components of comprehensive income for the three-month and nine-month periods ended September 30, 2003 and 2002, respectively, were as follows:

	(in thousands of euros)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

	(unaudited)		(unaudited)
Net loss	(13,051)	(38,584)	(133,341)	(224,114)

Change in cumulative translation adjustment	(7,341)	(885)	(2,212)	803
Change in fair value of derivatives qualifying as effective hedging instruments	(1,997)	(4,108)	(4,594)	4,865

Change in cumulative other comprehensive income	(9,338)	(4,993)	(6,806)	5,668

Comprehensive net loss	(22,389)	(43,577)	(140,147)	(218,446)

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

9/ Differences between International Accounting Standards and US Generally Accepted Accounting Principles

The Company’s consolidated financial statements are prepared in accordance with IAS, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP).

The principal differences between IAS and US GAAP are presented below:

	(in thousands of euros, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

	(unaudited)		(unaudited)
Net loss in accordance with IAS	(13,051)	(38,584)	(133,341)	(224,114)

Capitalized development costs	1,900	(273)	6,080	(1,650)
Reversal of an impairment loss on long-lived assets	—	—	(2,555)	—
Share options accounting	(3,984)	(5,018)	(2,316)	2,249
Purchase consideration	—	(1,512)	(837)	(2,351)
Goodwill amortization	3,478	1,697	35,594	15,075
Other differences	24	95	14	396
Deferred tax effect of US GAAP adjustments	—	56	—	(610)

Total differences between US GAAP and IAS	1,418	(4,955)	35,980	13,109

Net income (loss) per US GAAP	(11,633)	(43,539)	(97,361)	(211,005)

Change in cumulative other comprehensive income in accordance with IAS	(9,338)	(4,993)	(6,806)	5,668
Change in effect of IAS/US GAAP adjustments on other comprehensive income	145	60	295	(919)

Other comprehensive income (loss), net of taxes	(9,193)	(4,933)	(6,511)	4,749

Comprehensive income (loss) per US GAAP	(20,826)	(48,472)	(103,872)	(206,256)

Net loss per share
Basic	(0.02)	(0.07)	(0.16)	(0.35)
Diluted	(0.02)	(0.07)	(0.16)	(0.35)
Number of shares
Basic	605,614,830	606,349,540	605,643,561	606,252,885
Diluted	605,614,830	606,349,540	605,643,561	606,252,885

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

	(in thousands of euros)

	September 30,	December 31,
	2003	2002

	(unaudited)
Shareholders’ equity in accordance with IAS	719,800	860,451

Capitalized development costs	(1,241)	(7,321)
Reversal of an impairment loss on long-lived assets	(2,555)	—
Non recourse loans	(4,918)	(4,918)
Purchase consideration	(11,292)	(10,455)
Goodwill amortization	84,771	49,177
Effect of IAS / US GAAP adjustments on other comprehensive income	(7,849)	(8,144)
Other differences	64	50
Deferred tax effect of US GAAP adjustments	(30)	(30)

Total difference between US GAAP and IAS	56,950	18,359

Shareholders’ equity in accordance with US GAAP	776,750	878,810

10/ Presentation of the consolidated statement of income

For purposes of filing the Company’s Annual Report on form 20-F with the U.S. Securities and Exchange Commission, the consolidated statements of income prepared in accordance with IAS include goodwill amortization above operating income (loss).

As a result of the adoption of SFAS 142 as of January 1, 2002, the Company no longer amortizes goodwill under US GAAP. Consequently, goodwill amortization no longer represents a presentation difference between operating income (loss) under IAS and operating income (loss) under US GAAP.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

The operating loss would have been as follows under US GAAP:

		(in thousands of euros)

	Three months ended		Nine months ended
	September 30,		September 30,
	2003	2002	2003	2002

	(unaudited)		(unaudited)
Operating loss per IAS	(7,215)	(14,805)	(93,921)	(148,836)
Goodwill amortization on consolidated subsidiaries	(1,969)	(22,953)	(31,135)	(36,331)

Operating loss — US presentation	(9,184)	(37,758)	(125,056)	(185,167)

Goodwill amortization on consolidated subsidiaries	1,969	1,697	31,135	15,075
Purchase consideration	—	(1,512)	(837)	(2,351)
Capitalized development costs	1,900	(273)	6,080	(1,650)
Share options accounting	(3,984)	(5,018)	(2,316)	2,249
Interest accrued on loans related to share options	—	—	—	1,706
Provision for a loan related to share options	—	—	—	(66,938)
Other differences	24	95	14	396

Operating loss per US GAAP	(9,275)	(42,769)	(90,980)	(236,680)

11/ New accounting pronouncements under US GAAP

For the presentation of its consolidated net income and total shareholders’ equity under US GAAP, the Company adopted the following new standards:

SFAS 141

In July 2001, the FASB issued Statement No 141, “Business Combinations”. The provisions of this Statement were required to be adopted immediately. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase method business combination to be recognized and reported apart from goodwill. During the nine-month period ended September 30, 2003, the Company has not entered into any business combination transactions.

SFAS 143

In July 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 for the Company). The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

SFAS 144

As mentioned above, the Company adopted SFAS N°144, “Accounting for the impairment or disposal of long-lived assets”, which was issued by the FASB on October 3, 2001. SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of”. However, it retains many of the fundamental provisions of that Statement. SFAS 144 also amends the accounting and reporting provisions of APB 30, “Reporting the Results of Operations — Discontinued Events and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, to broaden the definition of what constitutes a discontinued operation, amends the accounting and presentation for discontinued operations, and amends ARB 51, “Consolidated Financial Statements to eliminate the exception to consolidation for a temporarily controlled subsidiary”. SFAS 144 is effective for fiscal years beginning after December 31, 2001. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 145

In April 2002, the FASB issued FAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections” (“FAS 145”). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

SFAS 146

In June 2002, the FASB issued FAS No. 146 “Accounting for Costs Associated with Exit or Disposal activities” (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)”. FAS 146 requires that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. It also establishes that fair value is the objective for initial measurement of the liability. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

FAS 148

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. FAS 148 amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in the financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of FAS 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The Company has elected to continue accounting for employee stock based compensation in accordance with APB 25 and related interpretations and has applied the disclosure provisions of FAS 148 in Note 9 of its consolidated financial statements.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

FIN 45

In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Disclosures required under FIN 45 are already included in the consolidated financial statements for the year-ended December 31, 2002. However, the initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of this standard does not have a material impact on the Company’s consolidated net income and total shareholders’ equity under US GAAP.

FIN 46

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (FIN 46). Under this FIN entities are separated into two populations: (1) these for which voting interests are used to determine consolidation (this is the most common situation) and (2) these for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, non controlling interests, and results of activities of a VIE in its consolidated financial statements. The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply for public entities — as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. The Company has performed initial review and has determined that it does not have any interests in VIEs as of the issuance of these financial statements. The Company does not expect the adoption of this FIN to have a material effect on its consolidated financial statements.

12/ Related party transactions

During the first quarter of 2002, the Company paid an amount of € 10,515 thousand with respect to the severance costs in connection with the resignation and cessation of its former Chief Executive Officer, Mr. Perez, and of its former Chairman of the Board of Directors, Dr. Lassus. These amounts were accrued in the Company’s 2001 consolidated statement of income and were included in the € 25,691 thousand management severance expenses. No similar expenses were paid nor accrued for during the nine-month period ended September 30, 2003.

13/ Litigation

In November 2002, three French subsidiaries of our company, including Gemplus SA, received a tax assessment from the French tax authority primarily relating to the fiscal years 1998 through 2000. The aggregate assessment, including interest and penalties, approximates € 120 million. By letter in April 2003, the French tax authority reduced the tax assessment to approximately € 83.5 million. The major components of the assessment relate to intercompany transactions, including transfer pricing, the invoicing of management fees and forgiveness of intercompany debt, as well as the adequacy of documentation relating to certain commissions paid to agents. Certain of the taxes assessed result from timing adjustments that could reduce taxes in subsequent periods. The Company believes that significant aspects of the claim are without justification and intends to vigorously contest the assessment. A provision for tax risks of € 34,790 thousand was recorded at December 31, 2002 under non-current liabilities, out of which € 20,300 thousand were transferred from a valuation allowance against deferred tax assets to provision for tax. Our company does not believe that the assessment will have a material effect on our company’s liquidity.

In December 1997, Mr. Alain Nicolaï brought a legal action before the Marseille Commercial Court against Gemplus S.A. on the one hand, and the companies Gaming Chips International S.A.R.L. (“G.C.I.”) and F.N.2.C. S.A. on the other hand, alleging a breach by Gemplus S.A. of a contract relating to

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

the promotion of a smart card reading system device in the area of casino slot machines. Mr. Nicolaï requested the Commercial Court to nominate an expert to determine the amount of his damages. G.C.I. and F.N.2.C. then adopted the arguments developed by Mr. Nicolaï, joined in the request for designation of an expert and, in addition, sought an order for the payment by Gemplus S.A. to them respectively of FRF 3 million (€ 457 thousand) and FRF 21,250 thousand (€ 3,240 thousand) as a provisional advance on damages. On June 21, 2000, the Marseille Commercial Court (i) rejected all of Mr. Nicolaï’s claims, (ii) found that Mr. Nicolaï’s contract rights had been transferred to G.C.I. and F.N.2.C., (iii) appointed an expert and (iv) awarded G.C.I. and F.N.2.C. a provisional advance on damages respectively of FRF 500 thousand (€ 76 thousand) and FRF 400 thousand (€ 61 thousand). Gemplus S.A. immediately appealed this decision before the Aix en Provence Court of Appeal. The hearing scheduled on December 9, 2003 was rescheduled to June 15, 2004.

In April 2003, the expert transmitted to the parties a preliminary report indicating that the amount estimated by him of the plaintiffs’ damages would be on the order of € 13 million. Gemplus S.A. immediately formally contested this evaluation on the grounds that the expert (i) had not responded to the subject matter of the assignment given to him by the Commercial Court, (ii) had not answered the challenges raised by Gemplus S.A. in its prior submissions to the expert, (iii) had not given any details on the evolution of the price of smart cards, on the number of cards necessary for each device per year and on the number of gambling machines already equipped with smart cards systems in the world. In conclusion, Gemplus S.A. relied upon the absence of a significant market for smart cards applications in the area of casino slot machines. Under these circumstances, Gemplus S.A. made a provision for this litigation in the first quarter of 2003 in an amount of € 1,800 thousand. In May 2003 Gemplus S.A. brought an action before the Commercial Court of Marseille seeking the recusal of the expert; that procedure is in process and the hearing is scheduled for April 18, 2004. In August 2003, the expert submitted his final report to the parties, drawing essentially the same conclusions as in his preliminary report. Thus, in September 2003 the case was reinscribed on the Court’s docket to permit the Court to render a judgement on the report. There was a procedural hearing in the case on September 25, 2003 and a hearing for pleading the case was scheduled on December 18, 2003. Such hearing has also been rescheduled to January 8, 2004. On the basis of all elements available, as well as additional research conducted, Gemplus S.A. still is of the opinion that no significant market for smart card applications in the area of casino slot machines exists and, therefore maintains unchanged the amount of the provision for this litigation.

A former director of our company, Mr. Ziad Takieddine, who resigned from the board of directors on December 19, 2002, has initiated certain legal proceedings against our company before the commercial court in Luxembourg. On October 1, 2002, Mr. Takieddine filed an injunction-type lawsuit (or “référé” proceeding) seeking the annulment of the effects of the board meeting of September 23, 2002, or alternatively the cancellation or suspension of the effects of the decisions of the board meeting of September 23, 2002, on various procedural grounds. Such procedural grounds include: the alleged failure to send documents to board members sufficiently in advance of the meeting; alleged failure to provide to the board, or for the board to approve, draft minutes of previous board meetings; the holding of the meeting by telephone conference call rather than in person; the alleged unjustified attendance at the meeting of non-board members; and other procedural grounds. On October 17, 2002, the court ordered the suspension of the effects of the board meeting of September 23, 2002. Our company contested and appealed the court’s order of October 17, 2002, and on May 13, 2003 a hearing was held on the appeal. The court issued its decision on June 24, 2003 rejecting the appeal on the grounds that all the decisions of the board meeting of September 23, 2002, the effects of which had been suspended had been re-adopted and re-approved at the board meeting on October 29, 2002.

On November 5, 2002, Mr. Takieddine filed a second injunction-type lawsuit seeking the annulment of the effects of the board meeting of October 29, 2002, or alternatively cancellation or suspension of the effects of the decisions of the board meeting of October 29, 2002, on similar grounds to those involved in his initial lawsuit mentioned above. On November 18, 2002, the court rejected and dismissed Mr. Takieddine’s claims. Our company is not aware of any appeal of this decision.

On October 23, 2002, Mr. Takieddine filed a lawsuit on the merits challenging the validity and requesting the annulment of the decisions of the board at its meetings of July 30, August 29 and September 23,

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

2002, and the board’s decision on October 29, 2002, to convene a shareholders meeting on November 21, 2002 (later adjourned and re-scheduled for unrelated reasons to December 19, 2002). At a hearing on January 22, 2003, which had been set on an expedited basis at Mr. Takieddine’s request, this lawsuit was stricken without prejudice from the current docket by the court for failure by the plaintiff to actively prosecute the case. Either party may petition the court to set a future hearing date. Our company has not been informed of any step by Mr. Takieddine to request the court to set a new hearing date. Our company believes that the claims asserted by Mr. Takieddine in each of these three legal proceedings are without merit.

Expertise de gestion

On March 7, 2003, the workers’ committee of Gemplus SA, our main French subsidiary, filed an action before the Marseille Commercial Court with the support of Sagem SA, one of our main shareholders at the time, requesting the Commercial Court to nominate an expert to analyse certain decisions allegedly taken by the management or the supervisory board of Gemplus SA, to prohibit Gemplus SA from taking or implementing certain of such alleged decisions and to appoint a Court-designated representative to monitor such requested prohibition. On April 2, 2003, the Commercial Court nominated two experts qualified to act before the French Supreme Court, with the mission to analyse, and to prepare and file with the Commercial Court a report within three months, regarding (i) the alleged re-capitalization of the U.S. subsidiaries of Gemplus SA; (ii) a list of the tax credits and tax subsidies received by Gemplus SA and of patents and trademarks filed by Gemplus SA during the fiscal years 1998-2002, and to describe the intra-group transfers and licenses of such patents, related know how and trademarks during such period; and (iii) whether during the period 1999-2002 the evolution in the level of the workforce of Gemplus SA was proportional to the evolution of the level of activity and revenue; whether the variation in the size of the workforce was the result of management decisions or seems to have been dictated by market conditions; and whether internal forecasts of management would appear to indicate future significant staff reductions. The Commercial Court rejected the workers’ committee’s other requests. Sagem SA subsequently withdrew from the action. The purpose of this proceeding under French law is to permit the workers’ committee to obtain information regarding the alleged management decisions cited. Our company believes that the workers’ committee already had sufficient information regarding the alleged management decisions cited.

Gemplus fully cooperated with the process and on October 14, 2003, the company received the report issued by the experts. The experts’ conclusions support the Group’s position: (i) Regarding the US subsidiaries, the report highlights that Gemplus International S.A. (GISA) management is reviewing a project consisting of either a transfer of shares by Gemplus S.A. to GISA before recapitalisation by GISA or a capital increase reserved to GISA. The report specifies that no decision has yet been taken and that an evaluation of the American subsidiaries by an independent audit company will be performed before the selection of a solution; (ii) The experts confirmed that the patents and trademarks “are all owned by Gemplus S.A. (with rare exceptions regarding existing patents in companies acquired by the Gemplus Group)”; (iii) The experts also reported that during the period reviewed (2000-2002), Gemplus S.A. was less affected by the down-sizing programmes than the overall Group. Furthermore, the experts emphasised that the agreement signed between Gemplus S.A. and four of the unions on 15 May 2003 gives « concrete expression to the importance of dialogue between management and the personnel representatives» and the Group’s commitment in favor of maintaining production levels at its Gémenos and La Ciotat sites until June 2006. Furthermore, the report provides a clear response to unfounded concerns about a transfer to foreign countries of Gemplus technology. Finally, as the experts’ report included some indications or interpretations of forecasted or budget data which are neither relevant nor supported by Group management, Gemplus International S.A. noted that it has not publicly issued any forecast.

In addition to the litigations mentioned above, the Company is involved in litigation from time to time in the ordinary course of business. The Company believes that none of the ordinary course litigation in which it is currently involved will have a material adverse effect on its results of operations, liquidity or financial condition.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

     This report contains forward-looking statements reflecting management’s current expectations regarding our future financial performance. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to:

•	trends in the wireless communication and financial services markets,

•	trends in the growth of mobile commerce, mobile banking and internet business,

•	the effect of the adoption of competing technologies in our target markets,

•	the profitability of our market expansion strategy,

•	our ability to develop and take advantage of new software and services,

•	our ability to develop and market new chip card technologies to meet market demands,

•	our ability to attract and maintain qualified executives and personnel,

•	our ability to manage our inventories of microprocessor chips,

•	challenges to or loss of our intellectual property rights regarding our chip card technology,

•	expected intense competition in our main markets,

•	our ability to implement our restructuring plans effectively, and

•	trade risks, legal risks, and social and economic risks, and other risks that are described in our filings with the Securities and Exchange Commission.

     You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date hereof. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent that as a result of fulfilling our disclosure obligations under the U.S. securities laws and regulations, we determine that such an update is necessary.

Results of Operations

Net Sales

     Net sales for the quarter ended September 30, 2003 amounted to € 190.0 million, representing a decrease of 8% compared to the same quarter of the previous year. The decrease in net sales was attributable to adverse currency fluctuations and continued price pressure on wireless SIM cards products partly offset by the increase of wireless cards shipments and the ramp-up of EMV migration. After adjusting for currency fluctuations, sales were almost stable.

     Net sales for the nine-month period ended September 30, 2003 amounted to € 516.6 million, decreasing by 13% compared to the same period of the previous year. Sales declined mainly due to currency fluctuations, price pressure on wireless SIM cards products and a moderate demand in Government Identification and Corporate Security in our Financial Security and Services segment. After adjusting for currency fluctuations, sales decreased by 4%.

     The following table shows the breakdown of our net sales in the three-month and nine-month periods ended September 30, 2003 and 2002 by market segment:

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

Net Sales	Three months ended			Nine months ended

	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
(€ in millions)	2003	2002	change	2003	2002	change

Telecommunications	132.3	139.9	(5%)	366.2	403.0	(9%)
Financial Services and Security	57.7	65.7	(12%)	150.4	188.9	(20%)
Total	190.0	205.6	(8%)	516.6	591.9	(13%)

     The Telecommunications segment, which consists of wireless SIM modules and the associated software and services, prepaid phone cards and scratch cards, has decreased by 5% in the third quarter ended September 30, 2003 in comparison to the same period in 2002. After adjusting for currency fluctuations, the Telecommunications segment sales increased by 3% reflecting the strong performance of wireless products on the one hand, and the weaker performance of prepaid phone cards and scratch cards on the other. Net sales of wireless products and services amounted to € 109.3 million for the quarter ended September 30, 2003, representing an increase of 4% in comparison to the amount recorded in the third quarter of 2002, which were € 104.7 million. Excluding the unfavorable impact of exchange rates fluctuations, wireless products and services revenue grew by 12%. The growth in sales reflected the strong demand for wireless products; wireless SIM card shipments were up 25.9% year on year, driven by the Americas. The analysis of the regional mix provides evidence that Telecommunications segment is taking advantage of strong demand in emerging countries: Eastern Europe, Middle East and Africa, South East Asia and Latin America. The pricing environment continued to be challenging but appeared to be more favorable compared with the previous year. The analysis of the sales mix shows a steady migration in high end products, which are ramping up. The weight of high end products in the wireless cards revenue is now material in the quarter ended September 30, 2003. This growth was mainly offset by continued price pressure on wireless SIM cards products. Prepaid phone cards revenue of the three-month period ended September 30, 2003 was adversely affected by difficult economic environment and the shipments were down 22.7% year on year.

     Telecommunications net sales amounted to € 366.2 million for the nine-month period ended September 30, 2003, representing a decrease of 9% in comparison to the same period of the previous year. After adjusting for currency fluctuations, the sales in the Telecommunications segment were stable. The net sales of wireless products and services amounted to € 285.5 million for the nine-month ended September 30, 2003, representing a decrease of 3% in comparison to the amount recorded for the same period last year, which was € 294.1 million. After adjusting for currency fluctuations, wireless products and services revenue grew by 6%. In the nine-month period ended September 30, 2003, the improvement in sales reflected the strong demand for wireless products, wireless SIM card shipments were up 26.3% compared to the same period last year, and the favorable shift in the product mix to high-end SIM card.

     For the three-month period ended September 30, 2003 the Telecommunications segment represented 70% of the Company’s net sales, as compared to 68% for the three-month ended September 30, 2002. For the nine-month period ended September 30, 2003 Telecommunications segment represented 71% of the Company’s net sales, as compared to 68% as well for the nine-month ended September 30, 2002.

     The Financial Services and Security segment, which consists of other chip cards in financial services, internet business security, loyalty cards, security systems, healthcare ID systems, magnetic strip cards, chip cards for pay-television applications and the transport business, decreased by 12% in the third quarter ended September 30, 2003 as compared to the same period in 2002. After adjusting for

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

currency fluctuations, financial services decreased by 6%. Apart from Geldkarte shipments, which dropped as a result of the phase of the market replacement cycle, revenue shows evidence of EMV migration ramp-up mainly driven by the UK Market. Payment microprocessor cards shipments rose 43% in the three-month period ended September 30, 2003, as compared to the same period of the previous year. EMV shipments nearly quadrupled compared with the same quarter a year ago. Sales were mainly driven by the UK Market, but were also supported by South America, Turkey and Malaysia. Other payment smart cards shipments increased significantly, mainly drove by Malaysia and France. Financial Services and Security net sales for the nine-month period ended September 30, 2003 amounted to € 150.4 million, a decrease of 20% in comparison to the same period of the previous year. After adjusting for currency fluctuations, Financial Services and Security segment sales decreased 13%.

     As a result, the Financial Services and Security segment representing 30% of the Company’s revenue in the third quarter of 2003, in comparison to the 32% of our revenues in the third quarter of 2002. This percentage is close to the one observed in the nine-month period ended September 30, 2003, with Financial Services and Security sales represented 29% of the Company’s revenue in comparison to the 32% on the previous year.

     Geldkarte is an electronic purse system available on most German banking cards

     EMV is a jointly defined set of applications adopted by Europay, MasterCard and Visa at the end of 1997 in order to migrate of all their bank cards to a smart card.

     The Company’s three major geographical sales and marketing organizations are the Europe, Middle East, and Africa region, the Asia region and the Americas region. The Europe, Middle East and Africa region represented 52% of the net sales in the third quarter 2003, in comparison to 54% in the same period last year. The Asia region represented 27% of our net sales in the third quarter of 2003, in comparison to 26% for the same period last year. The Americas region represented 22% or our net sales, in comparison to 21% for the same period last year, despite unfavorable impact of currency fluctuations, reflecting the leading position of our Company in the rapidly growing United States SIM card market. In the United States, Gemplus confirms that it is working with four major US carriers migrating to SIM Card based technologies.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

The following table breaks down our net sales among our three regions:

Net Sales	Three months ended			Nine months ended

	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
(€ in millions)	2003	2002	change	2003	2002	change

Europe, Middle East and Africa	98.0	110.4	(11%)	277.3	306.3	(9%)
Asia	50.9	52.8	(4%)	130.3	160.2	(19%)
Americas	41.1	42.4	(3%)	109.0	125.4	(13%)
Total	190.0	205.6	(8%)	516.6	591.9	(13%)

     The Europe, Middle East, and Africa region revenues in the third quarter of 2003 were € 98.0 million, a decrease of 11% compared to € 110.4 million in the previous year’s third quarter. After adjusting for currency fluctuations, revenue has declined by 11%, mainly driven by the unfavorable Geldkarte market replacement cycle. The Europe, Middle East and Africa region revenues decreased by 9% in the nine-month period ended September 30, 2003 to € 277.3 million from € 306.3 million in the same period in 2002.

     The Asia region revenue decreased by 4% in the third quarter of 2003 to € 50.9 million from € 52.8 million in the third quarter of the previous year. After adjusting for currency fluctuations Asia revenue increased by 10% due to wireless cards and payment microprocessor cards shipments increase partly offset by price pressure on wireless SIM cards products. The Asia region revenue in the nine-month period ended September 30, 2003 was € 130.3 million, a decrease of 19% from the € 160.2 million reported in same period in 2002.

     The Americas region revenue was € 41.1 million in the third quarter of 2003, decreasing by 3% from the € 42.4 million reported in the third quarter of the previous year. After adjusting for currency fluctuations, Americas third quarter revenue rose 10% year on year, driven by the wireless demand. As previous period, revenue from the United States was the primary driver of the region’s revenue growth. Americas region revenue decreased 13% to € 109.0 million in the nine-month period ended September 30, 2003 from € 125.4 million in the same period in 2002.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

     Gross Profit

     Gross profit for the quarter ended September 30, 2003 was € 54.4 million and decreased by 10% in comparison to the same period in 2002. The Company’s gross margin decreased from 29.4% in the third quarter of 2002 to 28.6% in third quarter of 2003. This represents a decrease of 0.8 points compared with the same quarter in 2002. This decrease is mainly attributable to continuous price pressure in wireless SIM cards products and the unfavorable currency fluctuations, which fully offset the positive impact of growth on SIM card shipments, the favorable business mix and the savings attributable to the Company continued cost structure optimization plan.

     Gross profit for the nine-month period ended September 30, 2003 was € 139.9 million, decreasing by 4% from the same period in 2002. Gross margin increased by 2.6 points to 27.1% in the nine-month period ended September 30, 2003 compared to the same period of the previous year.

     The business mix between the Telecommunications and the Financial Services and Security segment was favorable with a lower proportion of Financial Security and Services segment at a lower margin. The Financial Security and Services gross margin remained below that of Telecommunications and both increased in the nine-month period ended September 30, 2003 as compared to the same period of last year.

     The following table breaks down our gross profit and gross margin by segment.

Gross profit	Three months ended			Nine months ended

	Sept. 30,	Sept. 30,	%	Sept. 30,	Sept. 30,	%
(€ in millions)	2003	2002	change	2003	2002	change

Telecommunications	39.7	45.1	(12%)	109.2	111.6	(2%)
Gross margin	30.0%	32.2%		29.8%	27.7%
Financial Services and Security	14.7	15.4	(5%)	30.7	33.5	(8%)
Gross margin	25.4%	23.4%		20.4%	17.7%
Total	54.4	60.5	(10%)	139.9	145.1	(4%)

Gross margin	28.6%	29.4%		27.1%	24.5%

     The gross profit for Telecommunications segment for the quarter ended September 30, 2003 amounted to € 39.7 million, a decrease of 12% in comparison to the same quarter of the previous year. The Telecommunications gross margin decreased by 2.2 points to 30.0% for the quarter ended September 30, 2003, in comparison to 32.2% in the quarter ended September 30, 2002. The decrease in gross margin for the third quarter ended September 30, 2003 was mainly attributable to continuous price pressure in wireless SIM cards products and the unfavorable currency fluctuations. The Telecommunications segment gross profit for the nine-month period ended September 30, 2003 amounted to € 109.2 million, a decrease of 2% compared to the same period in 2002. Telecommunications gross margin increased by 2.1 points to 29.8% for the nine-month period ended September 30, 2003 in comparison to 27.7% in the same period in 2002. The increase in gross margin for the nine-month period ended September 30, 2003 compared to the same period in 2002, was mainly attributable to the following factors (i) better absorption of manufacturing fixed costs driven by record

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

volume on micro cards ramp-up and the implementation of our restructuring plans (ii) better chip prices (iii) a favorable mix in wireless activity driven by Americas growth and shift to high end products, which were partly offset by price pressure on wireless SIM cards products and unfavorable currency fluctuations.

     The gross profit for Financial Security and Services segment for the quarter ended September 30, 2003 amounted to € 14.7 million, a decrease of 5% in comparison to the same quarter of the previous year. The Financial Security and Services gross margin increased by 2.0 points at 25.4% for the quarter ended September 30, 2003, in comparison to 23.4% in the quarter ended September 30, 2002. The Financial Security and Services segment gross profit for the nine-month period ended September 30, 2003 amounted to € 30.7 million, representing a decrease of 8% in comparison to the nine-month period of 2002. The gross margin of the Financial Security and Services increased by 2.7 points to 20.4% for the nine-month period ended September 30, 2003 in comparison to 17.7% in the same period in 2002. For both periods ended September 30, 2003, the gross margin rate increase compared to prior year was mainly attributable to growth of microprocessor shipments, benefited from restructuring actions partly offset by unfavorable currency fluctuations.

     Operating Income (loss)

     The operating income before goodwill amortization and restructuring expenses was at breakeven for the quarter ended September 30, 2003, contained by strong volume, continuous productivity gains and a further cut in operating expenses, compared to an operating loss before goodwill amortization and restructuring expenses of € 6.5 million in the same quarter of the previous year. Operating expenses excluding goodwill amortization and restructuring expenses decreased by 19% in the third quarter of 2003 to € 54.3 million from € 67.0 million in the third quarter of the previous year.

     The operating loss before goodwill amortization and restructuring expenses for the nine-month period ended September 30, 2003, amounted to € 41.2 million, contained by continuous productivity gains and further cut in operating expenses, compared to € 78.1 million in the same period of the previous year. Operating expenses excluding goodwill amortization and restructuring expenses decreased by 19% in the nine-month period ended September 30, 2003 to € 181.1 million from € 223.2 million the nine-month period ended September 30, 2002.

     Research and development expenses decreased by 27% in the quarter ended September 30, 2003, to € 15.9 million from € 21.7 million in the quarter ended September 30, 2002. Research and development expenses decreased by 27% in the nine-month period ended September 30, 2003 to € 53.0 million, from € 72.2 million in the comparable period of the previous year. The reduction of our research and development run rate is mainly attributable to the restructuring plan and cost cutting initiative.

     Selling and marketing expenses decreased by 6%, from € 24.8 million in the quarter ended September 30, 2002 to € 23.2 million in the quarter ended September 30, 2003. Selling and marketing expenses decreased by 14% in the nine-month period ended September 30, 2003 to € 73.7 million, from € 85.3 million in the nine-month period ended September 30, 2002. The reduction of selling and marketing expenses are mainly related to the implementation of our restructuring plan within our business units, the reduction of marketing events and related activities and benefited of positive impact of foreign exchange rates, primarily due to a stronger Euro versus the U.S. dollar.

     General and administrative expenses decreased by 26% from € 20.6 million in the quarter ended September 30, 2002 to € 15.3 million in the quarter ended September 30, 2003. General and administrative expenses were € 54.4 million in the nine-month period ended September 30, 2003 compared to € 65.6 million in the same period of the previous year. The reduction of our general and administrative costs were primarily due to the continuous rightsizing of general and administrative expenses and continuous tight cost controls since the beginning of 2003.

     Goodwill amortization amounted to € 2.0 million in the third quarter of 2003, compared to € 23.0 million in the third quarter of 2002. In the third quarter of 2002, goodwill amortization included a goodwill write-down of € 15.7 million following an impairment testing. This write-down was related to the goodwill

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

generated following the acquisition of SLP InfoWare SA in October 2000, and was due to a significant decline in sales of SLP software.

     We recorded a restructuring net charge of € 7.2 million in the third quarter of 2003 pursuant to the restructuring and rationalization program announced on December 9, 2002 (see Note 7 to our financial statements included in Item 1 of this Form 6-K).

     Net financial income and expense

     Net financial income and expense recorded in the third quarter of 2003 amount to a net income of € 1.6 million compared to a net income of € 2.5 million in the same quarter of 2002, reflecting both the decrease in interest rates and the lower cash level.

     Net financial income and expense recorded in the nine-month period ended September 30, 2002, amounting to a net financial expense of € 55.0 million, include a non recurring charge incurred in the second quarter of 2002 of € 66.9 million related to a provision for a loan to the former Chairman of the Board.

     Other income and expense, net

     We recorded a net other expense of € 4.6 million in the third quarter of 2003 compared to a net other expense of € 5.6 million for the same period in 2002. The net other expense in the third quarter of 2003 was primarily attributable to foreign exchange losses, minority interests and losses on investments.

     Income tax

     We recorded an income tax expense of € 1.0 million in the third quarter of 2003. In the third quarter of 2002, we recorded an income tax credit of € 2.3 million.

     Net loss

     We recorded a net loss of € 13.1 million in the third quarter of 2003, or € 0.02 per share, as compared to a net loss of € 38.6 million in the third quarter of 2002, or € 0.06 per share.

Liquidity and Capital Resources

     Our financial position remained strong in the first nine months of 2003. Cash and cash equivalents were € 356.6 million at September 30, 2003, as compared to € 417.2 million at December 31, 2002. During the first nine months of 2003, net cash decreased mainly due to outlays to fund our restructuring program, meanwhile we used limited amounts of cash to fund our purchases of property, plant and equipment and investments.

     Operating activities used € 50.6 million of cash during the first nine months of 2003, as compared to € 69.3 million during the first nine months of 2002. Accounts receivable decreased by € 1.4 million as compared to December 31, 2002, reflecting the lower revenue levels and decrease in days of sales outstanding representing 52 days as compared to 53 days at the end of December 2002. Inventory levels as at September 30, 2003 increased by € 13.4 million as compared to December 31, 2002, but only represent 68 days of supply compared to 111 days of supply at the end of December 2002. The first nine months of 2003 were also impacted by € 45.0 million paid in connection with our restructuring programs compared to € 15.8 million in the same period in 2002.

     Net cash used in investing activities during the first nine months of 2003 was € 12.1 million compared to € 44.5 million in the same period in 2002 primarily due to less capital expenditures which were € 9.4 million in the first nine months of 2003 as compared to € 31.9 million in the first nine months of 2002.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

     Financing activities used € 3.3 million of cash during the first nine months of 2003, compared to € 4.0 million cash generated in the same period of 2002.

     We believe that our existing cash resources and our anticipated cash flow from operations are sufficient to provide for our foreseeable near term and medium term liquidity needs. At September 30, 2003, cash and cash equivalents amounted to € 356.6 million. Our off balance sheet commitments at September 30, 2003 were not significant.

Item 3. Qualitative Disclosures About Market Risk

     We develop products in our worldwide manufacturing centers and sell these products and provide related services around the world. Generally, our sales are made in the local currency of the place of delivery or where the service is rendered, and part of our manufacturing costs are incurred in the local currency of the place of each of our manufacturing sites. As a result, our results of operations are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. To minimize the impact of these factors on the profitability of our business and our overall financial performance, we seek to provide cost efficient funding to our business and our subsidiaries and to identify, evaluate and hedge financial risks in cooperation with our subsidiaries around the world.

     Our policy is to hedge against adverse changes in foreign currency rates. The management of our hedging activity is carried out centrally by our corporate treasury in accordance with the objectives and procedures established by management and approved by our Audit Committee. Our operating policies cover specific areas such as foreign exchange risk (including the use of derivative financial instruments), interest rate risk and credit risk. Affiliated companies are not permitted to enter into derivative contracts. Derivative instruments are used for hedging purposes only.

     Foreign exchange risk

     We measure our foreign exchange exposure based on anticipated and identified transactions, both on purchases and sales. Each of our subsidiaries regularly measures its exposure and reports it to our corporate treasury. Our corporate treasury department seeks to hedge our foreign currency exposure on most of our firm and anticipated purchases and sales commitments denominated in currencies other than its subsidiaries functional currencies for periods commensurate with its known or forecasted transactions. Our foreign currency hedging contracts generally mature within twelve months. Our corporate treasury uses currency derivative instruments such as foreign exchange forward contracts and foreign exchange option contracts. These derivative instruments are generally traded over-the-counter with major financial institutions. From its trade date, each hedging operation is allocated to an underlying exposure.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

     The financing of most of our subsidiaries is managed by our corporate treasury through inter-company current accounts, using foreign exchange spot and forward transactions to convert our cash denominated in euros into the subsidiary’s functional currency.

     We invest any excess liquidity in money market investments with not more than three-month maturity dates. Our money market investments are placed with major financial institutions in order to minimize our credit risk exposure.

     In addition, because we have subsidiaries located outside the euro-zone whose functional currencies are different than the euro, the euro-denominated value of our consolidated equity is exposed to fluctuations in exchange rates. Equity changes caused by movements in foreign exchange rates are shown as a translation difference in our consolidation.

     Interest rate risk

     We are not materially exposed to interest rates fluctuations. As of September 30, 2003, we had not entered into any interest rate risk hedging transactions.

Part II — Other Information

Item 1. Legal proceedings

     We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. Our management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

Item 2. Changes in securities

Not applicable

Item 3. Default upon senior securities

Not applicable

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2003

Item 5. Other Information

     Further information can be found on the Company in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 15, 2003.

Item 6. Exhibits and other reports on Form 6-K

(a) Exhibits:

Not applicable

(b) Other reports on Form 6-K:

     A report on Form 6-K was filed in February 2003 reporting our press release dated January 31, 2003, on our expected results of operations for the fourth quarter results for 2002.

     A report on Form 6-K was filed in February 2003 reporting our press release dated February 12, 2003, on our results of operations for the fourth quarter results for 2002.

     A report on Form 6-K was filed in April 2003 reporting our press release dated March 17, 2003 related to the cancellation of 30,743,670 ordinary shares of the Company.

     A report on Form 6-K was filed in April 2003 containing the materials mailed to shareholders prior to our Annual General Meeting held on April 29, 2003.

     A report on Form 6-K was filed in August 2003 reporting our press release and analysts’ presentation dated April 30, 2003, on our results of operations for the first quarter results for 2003.

     A report on Form 6-K was filed in November 2003 reporting our quarterly results for the period ended June 30, 2003.